CPI Card Group Inc.

10368 West Centennial Road

Littleton, Colorado 80127

October 5, 2015

VIA EDGAR

Mr. Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CPI Card Group Inc.
Registration Statement on Form S-1
File No. 333-206218

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CPI Card Group Inc. (“CPI”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-206218) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Wednesday, October 7, 2015, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, CPI acknowledges that:

1.                                      should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve CPI from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      CPI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Arlene K. Lim at (312) 558-6061 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ David P. Brush
David P. Brush
Chief Financial Officer
CPI Card Group Inc.

cc:  Arlene K. Lim